Exhibit 99.2

CARDIOME PHARMA CORP.

Interim Consolidated Financial Statements

Three and six months ended June 30, 2017 and 2016

(Unaudited)

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share amounts)

	June 30, 2017	December 31, 2016

Assets

Current assets:
Cash and cash equivalents	$28,383	$26,758
Restricted cash (note 5)	2,883	2,547
Accounts receivable, net of allowance for doubtful accounts of $110 (2016 - $97)	5,397	6,154
Inventories (note 6)	6,366	4,618
Prepaid expenses and other assets	1,214	1,302
	44,243	41,379

Property and equipment (note 7)	480	548
Intangible assets (note 8)	23,717	24,352
Goodwill	318	318
Deferred income tax assets	461	460
	$69,219	$67,057

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$7,333	$8,021
Current portion of deferred consideration (note 11)	1,670	2,815
Current portion of deferred revenue	197	182
	9,200	11,018

Long-term debt, net of unamortized debt issuance costs and discount (note 10)	28,448	19,391
Deferred revenue	2,479	2,381
Other long-term liabilities	228	243
	40,355	33,033

Stockholders’ equity:
Common stock	352,390	344,928
Authorized - unlimited number without par value
Issued and outstanding – 33,800,860 (2016 – 31,884,420) (note 12)
Additional paid-in capital	37,508	35,812
Deficit	(377,899)	(363,054)
Accumulated other comprehensive income	16,865	16,338
	28,864	34,024
	$69,219	$67,057

Contingencies (note 15)

Subsequent event (note 17)

See accompanying notes to the interim consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Revenue:
Product and royalty revenues	$5,705	$5,864	$10,858	$12,907
Licensing and other fees	49	47	95	94
	5,754	5,911	10,953	13,001
Cost of goods sold	1,721	1,685	3,357	3,110
Gross margin	4,033	4,226	7,596	9,891
Expenses:
Selling, general and administration	9,576	7,977	17,796	14,245
Amortization (notes 7 and 8)	842	750	1,677	1,278
	10,418	8,727	19,473	15,523
Operating loss	(6,385)	(4,501)	(11,877)	(5,632)

Other expense:
Loss on extinguishment of long-term debt	-	1,402	-	1,402
Other expense on modification of long-term debt (note 10)	1,422	-	1,422	-
Interest expense	1,247	445	2,034	850
Other expense	29	111	107	335
Foreign exchange (gain) loss	(559)	961	(626)	392
	2,139	2,919	2,937	2,979
Loss before income taxes	(8,524)	(7,420)	(14,814)	(8,611)
Income tax expense (recovery)	(12)	94	31	137
Net loss	$(8,512)	$(7,514)	$(14,845)	$(8,748)
Other comprehensive income (loss):
Foreign currency translation adjustments	441	660	527	366
Comprehensive loss	$(8,071)	$(6,854)	$(14,318)	$(8,382)
Loss per common share (note 14)
Basic	$(0.26)	$(0.37)	$(0.46)	$(0.43)
Diluted	$(0.26)	$(0.37)	$(0.46)	$(0.46)
Weighted average common shares outstanding (note 14)
Basic	32,441,211	20,358,724	32,168,840	20,329,011
Diluted	32,441,211	20,358,724	32,168,840	20,404,593

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars, except number of common shares)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2015	20,147,337	$312,019	$34,678	$(343,435)	$16,674	$19,936
Net loss	-	-	-	(19,619)	-	(19,619)
Issuance of common stock (note 12)	11,708,856	35,676	-	-	-	35,676
Share issue costs	-	(3,121)	-	-	-	(3,121)
Issuance of common shares on vesting of restricted share units, net of tax (note 12)	28,227	354	(449)	-	-	(95)
Stock-based compensation expense	-	-	1,583	-	-	1,583
Foreign currency translation adjustments	-	-	-	-	(336)	(336)
Balance at December 31, 2016	31,884,420	$344,928	$35,812	$(363,054)	$16,338	$34,024
Net loss	-	-	-	(14,845)	-	(14,845)
Issuance of common stock (note 12)	1,666,765	6,890	-	-	-	6,890
Share issue costs	-	(346)	-	-	-	(346)
Common stock issued upon exercise of options (note 12)	227,987	384	-	-	-	384
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	-	279	(279)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	29	-	-	-	29
Issuance of common shares on vesting of restricted share units, net of tax (note 12)	21,688	226	(275)			(49)
Issuance of warrants (note 10)	-	-	1,200	-	-	1,200
Stock-based compensation expense (note 13)	-	-	1,050	-	-	1,050
Foreign currency translation adjustments	-	-	-	-	527	527
Balance at June 30, 2017	33,800,860	$352,390	$37,508	$(377,899)	$16,865	$28,864

See accompanying notes to the interim consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Operating activities:
Net loss	$(8,512)	$(7,514)	$(14,845)	$(8,748)
Items not affecting cash:
Amortization	842	750	1,677	1,278
Amortization of deferred financing fees	41	57	87	146
Accretion of long-term debt	41	-	41	-
Write-down of inventory (note 6)	-	-	70	-
Loss on extinguishment of long-term debt (note 10)	-	1,402	-	1,402
Stock-based compensation expense (recovery) (note 13)	937	420	1,330	(293)
Unrealized foreign exchange gain (loss)	(800)	539	(972)	353
Changes in operating assets and liabilities:
Restricted cash	2	3	(194)	(295)
Accounts receivable	447	810	1,176	(512)
Inventories	(351)	6	(1,482)	(29)
Prepaid expenses and other assets	285	-	102	(503)
Accounts payable and accrued liabilities	(411)	1,946	(1,259)	459
Deferred revenue	(49)	(47)	(95)	(94)
Other long-term liabilities	268	(7)	260	(15)
Net cash used in operating activities	(7,260)	(1,635)	(14,104)	(6,851)

Investing activities:
Purchase of property and equipment (note 7)	(5)	-	(5)	(9)
Purchase of intangible assets (note 8)	(1)	(5,596)	(13)	(5,611)
Net cash used in investing activities	(6)	(5,596)	(18)	(5,620)

Financing activities:
Issuance of common stock (note 12)	6,890	-	6,890	841
Share issue costs	(342)	(7)	(342)	(30)
Issuance of common stock upon exercise of stock options (note 12)	364	-	384	-
Income tax withholdings on vesting of restricted share units	(47)	(129)	(49)	(131)
Proceeds from issuance of long-term debt (note 10)	10,000	20,000	10,000	20,000
Financing fees on issuance of long-term debt (note 10)	(150)	(662)	(150)	(690)
Repayment of long-term debt	-	(9,000)	-	(10,000)
Payment of fees on extinguishment of long-term debt (note 10)	-	(1,146)	-	(1,146)
Payment of deferred consideration (note 11)	(547)	(521)	(1,145)	(1,029)
Net cash provided by financing activities	16,168	8,535	15,588	7,815

Increase (decrease) in cash and cash equivalents during the period	8,902	1,304	1,466	(4,656)
Effect of foreign exchange rate changes on cash and cash equivalents	108	43	159	(121)
Cash and cash equivalents, beginning of period	19,373	11,537	26,758	17,661
Cash and cash equivalents, end of period	$28,383	$12,884	$28,383	$12,884

Supplemental cash flow information:
Interest paid	$889	$389	$1,636	$709
Net income taxes paid (received)	35	(49)	(353)	(15)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, recurring adjustments which, in the opinion of management, are necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2016 filed with the appropriate securities commissions. The results of operations for the three and six months ended June 30, 2017 and 2016 are not necessarily indicative of the results for the full year.

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. Cardiome strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Cardiome currently has two marketed, in-hospital cardiology products, BRINAVESSTM (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome, which are commercially available in markets outside of the United States. Cardiome has licensed a European-approved antibiotic, XYDALBA™ (dalbavancin), a second generation, semi-synthetic lipoglycopeptide for the treatment of acute bacterial skin and skin structure infections in adults, that the Company has launched commercially in Germany, the United Kingdom, and France, and expects to commercialize in Belgium, Nordic nations, Canada, certain other European countries and select countries in the Middle East over time. In addition, Cardiome has also licensed commercialization rights to a pre-registration drug/device combination product, TREVYENT®, for the treatment of pulmonary arterial hypertension in certain regions outside the United States and commercialization rights to cardiology products ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in certain European countries.

The Company has financed its operations through cash flows generated from sales of its products, the issuance of common shares, and debt financing. If existing cash resources together with the cash the Company generates from the sales of its products are insufficient to fund its operational needs, the Company may need to sell additional equity or debt securities or seek additional financing through other arrangements.  There can be no assurance that the Company will be able to successfully obtain financing in the amounts or terms acceptable to the Company, if at all, in order to continue its operational activities.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

2.	Summary of significant accounting policies:

The accounting policies and methods of computation applied by the Company in these interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2016, except as described below.

During the three and six months ended June 30, 2017, the Company adopted Accounting Standards Update (“ASU”) 2016-09, “Improvements to Employee Share-Based Payment Accounting”, issued by the Financial Accounting Standards Board (“FASB”) in March 2016. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  As a result of the adoption, the Company reclassified income tax withholding payments on the vesting of restricted share units of $47 and $129 for the three months ended June 30, 2017 and 2016, respectively, and $49 and $131 for the six months ended June 30, 2017 and 2016, respectively, from cash used in operating activities to cash used in financing activities on the interim consolidated statements of cash flows.

During the three and six months ended June 30, 2017, the Company adopted ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”, issued by the FASB in November 2015. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent. As a result of the adoption, the Company reclassified deferred tax assets of $461 and $460 from current assets to noncurrent assets as of June 30, 2017 and December 31, 2016, respectively, on the interim consolidated balance sheets.

3.	Recent accounting pronouncements:

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is evaluating the revised guidance to determine whether there will be any impact on its consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

3.	Recent accounting pronouncements (continued):

In May 2014, the FASB issued guidance codified in ASC 606, Revenue Recognition – Revenue from Contracts with Customers (“ASC 606”), which replaces the guidance in former ASC 605, Revenue Recognition. The amendment was the result of a joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and international financial reporting standards ("IFRS"). The joint project clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. ASC 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. ASC 606 may be adopted using one of two methods: full retrospective or modified retrospective. Under the full retrospective approach, retrospective application is applied to each prior reporting period presented. Under the modified retrospective approach, retrospective application is applied with the cumulative effect of initially applying the update recognized at the date of initial application. The Company anticipates the adoption of ASC 606 under the modified retrospective approach on January 1, 2018. The Company’s evaluation of the impact of the new guidance on its consolidated financial statements is ongoing, however it currently anticipates that the standard may have an impact on the timing of revenue recognition of the Company’s individual long-term contracts without changing the total amount of revenue recognized. There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms.

4.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and deferred consideration approximate carrying values because of their short-term nature. At June 30, 2017, the recorded amount of the Company’s long-term debt approximates fair value as the related interest rate approximates rates currently available to the Company. The long-term debt and deferred consideration are classified as Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

4.	Financial instruments (continued):

(b)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Company has not entered into any forward foreign exchange contracts.

(ii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents and long-term debt.

The Company is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

5.	Restricted cash:

At June 30, 2017, restricted cash included $1,000 (December 31, 2016 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio LLC. This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest (note 11).

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,772 (December 31, 2016 - $1,443) and for operating lease arrangements of $111 (December 31, 2016 - $104).

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

6.	Inventories:

	June 30,	December 31,
	2017	2016

Finished goods	$3,400	$1,757
Work in process	884	562
Raw materials	2,082	2,299

	$6,366	$4,618

During the three and six months ended June 30, 2017, the Company had a write-down of inventory of nil and $70, respectively (three and six months ended June 30, 2016 – nil).

7.	Property and equipment:

		Accumulated	Net book
June 30, 2017	Cost	amortization	value

Laboratory equipment	$625	$625	$-
Production equipment	100	55	45
Software	161	106	55
Computer equipment	218	188	30
Leasehold improvements	399	125	274
Furniture and office equipment	187	111	76

	$1,690	$1,210	$480

		Accumulated	Net book
December 31, 2016	Cost	amortization	value

Laboratory equipment	$625	$625	$-
Production equipment	97	48	49
Software	161	85	76
Computer equipment	216	177	39
Leasehold improvements	399	107	292
Furniture and office equipment	187	95	92

	$1,685	$1,137	$548

Amortization expense for the three and six months ended June 30, 2017 amounted to $37 and $73, respectively (three and six months ended June 30, 2016 - $52 and $107, respectively).

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

8.	Intangible assets:

		Accumulated	Net book
June 30, 2017	Cost	amortization	value

Licenses	$13,905	$1,623	$12,282
Marketing rights	15,830	5,739	10,091
Trade name	1,131	410	721
Patents	4,361	3,738	623

	$35,227	$11,510	$23,717

		Accumulated	Net book
December 31, 2016	Cost	amortization	value

Licenses	$12,843	$856	$11,987
Marketing rights	15,830	4,948	10,882
Trade name	1,131	353	778
Patents	4,347	3,642	705

	$34,151	$9,799	$24,352

In the second quarter of 2016, the Company announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada. As consideration for the rights and licenses granted, the Company made non-refundable payments to Allergan of $13,000, along with incurring other transaction costs. Additional non-refundable milestone payments will be due to Allergan upon the Company’s achievement of various milestones. Royalty payments may also be due to Allergan based on achievement of pre-determined levels of annual net sales. The license will be amortized over the life of the agreement of 10 years.

Amortization expense for the three and six months ended June 30, 2017 amounted to $805 and $1,604, respectively (three and six months ended March 31, 2016 - $698 and $1,171, respectively).

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

9.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2017	2016

Trade accounts payable	$2,975	$3,924
Employee-related accruals	2,685	2,637
Interest payable on deferred consideration (note 11)	15	24
Other accrued liabilities	1,658	1,436

	$7,333	$8,021

10.	Long-term debt:

	June 30,	December 31,
	2017	2016

Principal amount	$30,000	$20,000
Less: unamortized debt issuance costs	(668)	(609)
Less: unamortized discount	(1,159)	-
Add: back-end facility fee	275	-
Long-term debt, net of unamortized debt issuance costs and unamortized discount	$28,448	$19,391

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt from Midcap Financial LLC and for general corporate purposes. The second tranche of $5,000 was available to the Company if the Company was able to reach certain revenue milestones at December 31, 2016. The Company reached the revenue milestone at December 31, 2016 but did not draw the second tranche. The third tranche of $5,000 was available to the Company if the Company was able to reach certain revenue milestones at June 2017.

On May 11, 2017, the Company amended the terms of its term loan agreement. Under the terms of the amended agreement, up to $50,000 is available to the Company consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Company entered into the original term loan agreement, and a second tranche of $10,000 has been drawn as of the date of this amendment. A third tranche of up to $10,000 in increments of $5,000 is available to the Company on or prior to December 31, 2017 subject to the satisfaction of certain market capitalization requirements. A fourth tranche of up to $10,000 in increments of $5,000 is available to the Company on or prior to March 31, 2018 if the Company is able to reach certain revenue milestones. Notwithstanding the foregoing, the fourth tranche may be available to the Company if the Company and CRG-managed funds mutually agree on a business development transaction. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Company. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by the Company, the interest-only period may be extended such that there is only one principal payment at maturity.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

10.	Long-term debt (continued):

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Company’s option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. The Company currently makes its 13% per annum interest payments in cash. If certain revenue milestones are met by the Company, the period in which the Company, at its option, may split its interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG-managed funds. As a result, the Company is accruing the amount up to $32,400 under the effective interest method which will be the amount payable at maturity.

In consideration for entering into the amended agreement, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG-managed funds as of the date of the amended agreement. The warrants have a term of 5 years and qualify as equity. The warrants have been fair valued using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue. The cash received from the cure right would be used to repay the principal. The Company was in compliance with this revenue covenant for the year ended December 31, 2016.

The Company incurred expenses of $1,422 in connection with the modification of long-term debt which is included in other expense.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

11.	Deferred consideration:

On November 18, 2013, the Company completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Company’s then outstanding shares and deferred consideration of $12,000. The deferred consideration is being repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually.  The deferred consideration must be repaid in full by December 1, 2019.

12.	Share capital:

Issued and outstanding:

Number
Common shares	of shares

Balance, December 31, 2015	20,147,337
Issued through common share offering (i)	11,500,000
Issued to Lincoln Park Capital Fund, LLC (ii)	208,856
Issued upon vesting of restricted share units, net of tax	28,227

Balance, December 31, 2016	31,884,420
Issued through at-the market offering (iii)	1,666,765
Issued for cash upon exercise of options	215,000
Issued upon exercise of options in cashless transaction	12,987
Issued upon vesting of restricted share units, net of tax	21,688
Balance, June 30, 2017	33,800,860

(i)	On July 29, 2016, the Company closed an underwritten public offering of 11,500,000 common shares from treasury at a price of US$3.00 per common share for gross proceeds of $34,500.

(ii)	On January 12, 2016, the Company completed a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) which allows LPC to purchase up to an aggregate value of $20 million worth of common shares in the capital of the Company. In consideration for entering into the agreement, the Company issued 48,856 common shares to LPC as a commitment fee. No proceeds were received for these shares which were valued at $335 and recorded as a share issuance cost. During the year ended December 31, 2016, the Company issued 160,000 common shares under the Purchase Agreement to LPC for gross proceeds of $841.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

12.	Share capital (continued):

On March 7, 2016, the Company filed a prospectus supplement pertaining to the Purchase Agreement, under which the Company may sell its common shares to LPC up to an aggregate of $6,900. On December 22, 2016, the Company filed an amendment to this prospectus supplement. The Purchase Agreement was amended such that the Company’s closing share price must be equal to or greater than US$1.00 in order for a purchase to be effected. No shares were issued during the three and six months ended June 30, 2017.

(iii)	On March 7, 2016, the Company filed an Amended and Restated At Market Issuance Sales Agreement (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). The Company entered into the Sales Agreement only as a result of the acquisition by FBR of MLV. The Company also filed a prospectus supplement under which the Company may issue common shares through at-the-market offerings up to an aggregate of $6,900. During the three and six months ended June 30, 2017, 1,666,765 shares were issued for gross proceeds of $6,890.

13.	Share-based compensation:

(a)	Stock options:

Details of the stock option transactions for the six months ended June 30, 2017 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2016	2,001,557	5.82	2.72	1,110

Options granted	1,175,000	4.16
Options exercised	(237,000)	2.33
Options forfeited	(20,000)	5.10
Outstanding as at June 30, 2017	2,919,557	5.43	3.43	3,804
Exercisable as at June 30, 2017	1,397,503	5.82	2.34	2,010

The outstanding options expire at various dates ranging from August 8, 2017 to May 18, 2022.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

13.	Share-based compensation (continued):

At June 30, 2017, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	372,000	0.56	1.67	372,000	1.67
$2.09 to $5.63	1,409,683	4.33	4.27	342,051	4.54
$5.64 to $7.37	550,000	3.98	6.17	198,588	6.17
$7.38 to $12.63	587,874	2.57	9.91	484,864	9.76

	2,919,557	3.43	5.43	1,397,503	5.82

At June 30, 2017, there was $1,659 (December 31, 2016 - $739) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.4 years (December 31, 2016 – 1.3 years).

The aggregate intrinsic value of stock options exercised during the three and six months ended June 30, 2017 was $445 and $511, respectively (three and six months ended June 30, 2016 – nil).

The aggregate fair value of vested options during the three and six months ended June 30, 2017 was $454 and $728, respectively (three and six months ended June 30, 2016 - $250 and $443, respectively).

For the three months ended June 30, 2017, $831 was recorded as stock-based compensation expense with $267 being recorded as an expense against liability and $564 being recorded as an expense against additional paid-in capital (three months ended June 30, 2016 – $374 was recorded as stock-based compensation expense with $179 being recorded as an expense against liability and $195 being recorded as an expense against additional paid-in capital).

For the six months ended June 30, 2017, $1,120 was recorded as stock-based compensation expense with $280 being recorded as an expense against liability and $840 being recorded as an expense against additional paid-in capital (six months ended June 30, 2016 – $442 was recorded as stock-based compensation recovery with $805 being recorded as a reduction in the liability and $363 being recorded as an expense against additional paid-in capital).

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

13.	Share-based compensation (continued):

The weighted average fair value of stock options granted during the three and six months ended June 30, 2017 was $1.70 and $1.50, respectively (three and six months ended June 30, 2016 – $1.99). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Three months ended June 30	2017	2016

Dividend yield	-	-
Expected volatility	61.7%	62.1%
Risk-free interest rate	1.6%	0.6%
Expected average life of the options	3.8 years	3.0 years
Estimated forfeiture rate	-	-

Six months ended June 30	2017	2016

Dividend yield	-	-
Expected volatility	63.9%	62.1%
Risk-free interest rate	1.2%	0.6%
Expected average life of the options	3.8 years	3.0 years
Estimated forfeiture rate	-	-

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

13.	Share-based compensation (continued):

(b)	Restricted share unit plan:

Details of RSU transactions for the six months ended June 30, 2017 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2016	119,703	$6.95	1.71	$334

RSUs granted	39,462	3.86		158
RSUs vested	(37,156)	7.55		126
RSUs forfeited	(7,602)	6.86
Outstanding as at June 30, 2017	114,407	$5.70	1.82	$517

At June 30, 2017, there was $426 (December 31, 2016 – $537) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 1.6 years (December 31, 2016 – 1.5 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the three and six months ended June 30, 2017, stock-based compensation expense related to RSUs of $106 and $210 (three and six months ended June 30, 2016 – $100 and $203, respectively) was recorded in selling, general and administration expenses and recorded against additional paid-in capital.

14.	Basic and diluted loss per share:

Basic and diluted loss per share for the three months ended June 30, 2017 and 2016 is calculated as set forth below:

Three months ended June 30	2017	2016

Net loss	$(8,512)	$(7,514)

Weighted average number of common shares for basic and diluted loss per share	32,441,211	20,358,724

Loss per share – basic and diluted	$(0.26)	$(0.37)

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

14.	Basic and diluted loss per share (continued):

Basic loss per share for the six months ended June 30, 2017 and 2016 is calculated as set forth below:

Six months ended June 30	2017	2016

Net loss	$(14,845)	$(8,748)

Weighted average number of common shares for basic loss per share	32,168,840	20,329,011

Loss per share – basic	$(0.46)	$(0.43)

Diluted loss per share for the six months ended June 30, 2017 and 2016 is calculated as set forth below:

Six months ended June 30	2017	2016

Net loss	$(14,845)	$(8,748)
Less: recovery of fair value of liability classified awards	-	(543)
Diluted loss available to common shareholders	$(14,845)	$(9,291)
Weighted average number of common shares for basic loss per share	32,168,840	20,329,011
Plus: incremental shares from assumed exercise	-	75,582
Diluted weighted average number of common shares for diluted loss per share	32,168,840	20,404,593
Loss per share – diluted	$(0.46)	$(0.46)

Diluted loss per share for the six months ended June 30, 2016 has been recast from a loss of $0.43 per share to a loss of $0.46 per share to adjust for the impact of the reversal of the recovery on liability classified awards which should be considered when calculating diluted earnings (loss) per share.

15.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

15.	Contingencies (continued):

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

16.	Segmented information:

Revenue is earned through the sale of the Company’s commercialized products. During the three and six months ended June 30, 2017, the sale of AGGRASTAT® accounted for 88% and 90% of total revenue, respectively (three and six months ended June 30, 2016 – 91% and 92%, respectively).

The Company recognizes segmentation based on geography as follows:

Three months ended June 30, 2017	Europe	Rest of World	Total

Revenue	$2,756	$2,998	$5,754
Cost of goods sold	771	950	1,721
Gross margin	1,985	2,048	4,033

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

16.	Segmented information (continued):

Three months ended June 30, 2016	Europe	Rest of World	Total

Revenue	$2,706	$3,205	$5,911
Cost of goods sold	636	1,049	1,685
Gross margin	2,070	2,156	4,226

Six months ended June 30, 2017	Europe	Rest of World	Total

Revenue	$5,010	$5,943	$10,953
Cost of goods sold	1,287	2,070	3,357
Gross margin	3,723	3,873	7,596

Six months ended June 30, 2016	Europe	Rest of World	Total

Revenue	$5,545	$7,456	$13,001
Cost of goods sold	1,159	1,951	3,110
Gross margin	4,386	5,505	9,891

During the three months ended June 30, 2017 and 2016, there were two customers that individually accounted for more than 10% of total revenue. In 2017, these two customers accounted for 37% and 14% of total revenue (in 2016 – 26% and 19%).

During the six months ended June 30, 2017, there were two customers that individually accounted for more than 10% of total revenue. In 2017, these two customers accounted for 34% and 16% of total revenue. During the six months ended June 30, 2016, there were three customers that individually accounted for more than 10% of our revenue. In 2016, these three customers accounted for 21%, 18% and 13% of total revenue.

Property and equipment by geographic area were as follows:

	June, 2017	December 31, 2016

Europe	$105	$116
Rest of world	375	432

	$480	$548

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and six months ended June 30, 2017 and 2016

16.	Segmented information (continued):

Intangible assets by geographic area were as follows:

	June 30, 2017	December 31, 2016

Europe	$23,094	$23,647
Rest of world	623	705

	$23,717	$24,352

17.	Subsequent event:

On August 8, 2017, the Company drew $10,000 under the third tranche of its amended term loan agreement with CRG-managed funds (note 10).